UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. __3_____)*


               Special Situations Fund III, L.P.
      ______________________________________________________
                        (Name of Issuer)

               Units of Limited Partnership Interest
      ______________________________________________________
                 (Title of Class of Securities)

                              N/A
               ____________________________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










CUSIP No.N/A                    13G             Page  2  of  10

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MGP Advisers Limited Partnership ("MGP)
     F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER              178.9816
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER         178.9816
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     178.9816
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.1
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IA
----------------------------------------------------------------











CUSIP No.N/A                       13G         Page  3  of  10

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AWM Investment Company, Inc. ("AWM")
     11-2086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         178.9816
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    178.9816
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     178.9816
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.1
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IA
----------------------------------------------------------------











CUSIP No.N/A                       13G         Page  4   of   10

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     ###-##-####
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER              290.8
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            290.8
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER         290.8
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     290.8
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------











                                             Page 5 of 10 Pages

Item 1.
(a)  Name of Issuer:  Special Situations Fund III, L.P.
(b)  Address of Issuer's Principal Executive Offices:
     153 East 53 Street,  New York, NY 10022
Item 2.
(a)-(c) Name of Person Filing; Address of Principal Business Office; and Place of Organization: This statement is filed on behalf of (i) MGP Advisers Limited Partnership, a Delaware Limited Partnership ("MGP"), (ii) AWM Investment Company, Inc., a Delaware corporation ("AWM") and (iii) Austin W. Marxe. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, New York, New York 10022. MGP is a general partner of and investment adviser to the Fund. MGP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of MGP is to act as a general partner of and investment adviser to the Special Situations Fund III, L.P. (the Fund). AWM Investment Company, Inc., a Delaware corporation primarily owned by Austin Marxe, serves as the sole general partner of MGP. Austin W. Marxe is the principal limited partner of MGP and is the President and Chief Executive Officer of AWM. Mr. Marxe is also an associated person of MGP and is principally
                                        Page 6 of 10 Pages
responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of MGP and the Fund.
2(b)      Title of Class of Securities: See cover sheets.
2(c)      CUSIP Number:  See cover sheets.
Item 3.   This Schedule is being filed pursuant to Rule 13d-
          1(b):
(a) ( )   Broker or Dealer registered under section 15 of the
          Act
(b) ( )   Bank as defined in section 3(a) (6) of the Act
(c) ( ) Insurance Company as defined in section 3(a) (19) of the Act
(d) ( ) Investment Company registered under section 8 of the Investment Company Act
(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g) (x)   Parent Holding Company, in accordance with $240.13d
          -1 (b) (ii) (G)
(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii)
          (H)
See Exhibit A attached hereto.
Item 4.   Ownership:
(a)  Amount Beneficially Owned: 178.9816 Units are

                                        Page 7 of 10 Pages
beneficially owned by MGP. AWM, as the sole general partner of MGP, and Austin Marxe, the principal shareholder of AWM, also beneficially own all of such units. In addition, Austin
W. Marxe owns 111.81844 Units directly so that he beneficially owns 290.8 Units in total.
(b) Percent of Class: 5.0 percent of the Units are benefically owned by Austin Marxe. 3.1 percent of the Units are beneficially owned by MGP and AWM.
(c) Number of Shares as to Which Such Person Has Rights to Vote and/or Dispose of Securities: MGP and AWM have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 178.9816 Units. Austin W. Marxe has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby.
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of
securities, check the following     .
Item 6.Ownership of More than Five Percent on Behalf of Another Person: MGP as owner of 178.9816 Units, has the right to receive any dividends from or proceeds from the sale of, such Units. Austin W. Marxe as owner of 111.8184, has the right to receive any dividends from, or proceeds from the sale of, such Units.
Item 7. Identification and Classification of the Subsidiary
                                        Page 8 of 10 Pages
 Which Acquired the Security being Reported on By the Parent Holding Company: See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
 Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.  Certification:
               Each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.












                                        Page 9 of 10 Pages
                          SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 1997


                    SPECIAL SITUATIONS FUND III, L.P.



                    By: /s/ Austin W. Marxe
                         Austin W. Marxe
                         Individual General Parnter

                    MGP ADVISERS LIMITED PARTNERSHIP
                    By: AWM Investment Company, Inc.



                    By:/s/ Austin W. Marxe
                         Austin W. Marxe
                         President and Chief Executive Officer

                    AWM INVESTMENT COMPANY, INC.



                    By: /s/ Austin W. Marxe
                         Austin W. Marxe
                         President and Chief Executive Officer




                         /s/ Austin W. Marxe
                         AUSTIN W. MARXE






                                        Page 10 of 10 Pages





                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. Austin W. Marxe is the principal owner and President of AWM. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended. MGP is a general partner of and investment adviser to the Fund.